SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ):  76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration no. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND SIXTY-EIGHTH

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE AND TIME: July 13, 2017 - 2:00 p.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN - Chairman; and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.	Presentation of the proposed strategies for the 2018-2027 Strategic Planning revision and approval of its revision schedule.
II.

Analysis of the amendments to the Statutory Audit Committee’s Internal Charters, which will be submitted once again for the Administrative Board’s approval, with the current Bylaws remaining in effect.

III.

Unanimous election of the following members to be part of the Company’s Statutory Audit Committee: Mauricio Schulman, as a member and Chairman; Rogério Perna, as a member and financial specialist; Luiz Henrique Tessuti Dividino, as a member; Leila Abraham Loria, as a member; and Olga Stankevinius Colpo, as a member.

IV.	Presentation of information on the Nominating and Evaluation Committee and suggestions for the amendments to its Internal Charters in relation to its composition, scope and duties.
V.	Presentation of the Chief Financial and Investor Relations Officer’s report on the Company’s financial planning.
VI.

Unanimous approval of the renegotiation and reprofiling of the debt of Companhia Paranaense de Energia - Copel in the amount of six hundred and forty million, five thousand, one hundred and sixty-six reais and seventy-nine centavos (R$640,005,166.79).

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; GEORGE HERMANN RODOLFO TORMIN; ROGERIO PERNA; LEILA ABRAHAM LORIA; OLGA STANKEVICIUS COLPO; SERGIO ABU JAMRA MISAEL; ADRIANA ANGELA ANTONIOLLI; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 168th Ordinary Board of Directors’ Meeting was drawn up in the Company’s book no. 9.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date July 14, 20 17

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.